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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Zamba Corporation

(Name of Issuer)

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

9-8888-11-08

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 9-8888-11-08	13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Corporation

	5.	Sole Voting Power
		Not applicable
Number of	6.	Shared Voting Power
Shares		Not applicable
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		Not applicable
Person
With:	8.	Shared Dispositive Power
		Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Not applicable. Less than 5%.

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 9-8888-11-08	Schedule 13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Zamba Corporation

(b)	Address of Issuer’s Principal Executive Offices:	7301 Ohms Lane
Suite 200
Minneapolis, MN 55439

Item 2.

(a)	Name of person filing: Motorola, Inc. (“Motorola”)

(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road
Schaumburg, IL 60196

(c)	Citizenship: Delaware Corporation

(d)	Title of class of securities: Common Stock, $.01 Par Value per share

(e)	CUSIP number: 9-8888-11-08

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Not applicable

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( X )

Item 6.	Ownership of more than five percent on behalf of another person:

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not Applicable

Item 8.	Identification and classification of members of the group:

Not Applicable

CUSIP No. 9-8888-11-08	Schedule 13G	Page 4 of 4 Pages

Item 9.	Notices of dissolution of group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005	MOTOROLA, INC.

	By:	/s/ Carol H. Forsyte

	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department